UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Resolution on Convening of Annual General Meeting of Shareholders

On March 7, 2024, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 39th Annual General Meeting of Shareholders for the fiscal year of 2023 as set forth below:

1.	Date & Time:

- 9:00 A.M., March 22, 2024 (Friday)

2.	Venue:

- Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer will have the authority to change the venue)

3.	Agenda for Meeting

1)	For Reporting:

a.	Audit Committee’s Audit Report

b.	Fiscal Year 2023 Business Report

c.	Report on Related Party Transactions

d.	Report on operation of internal accounting management system

2)	For Approval:

a.	The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2023

b.	Amendment to the Articles of Incorporation

b-1.	Matters relating to the exercise of shareholder rights

-	To reflect applicable amendments to the Commercial Act, including with respect to the determination of the record date for dividends

-	To enhance procedures relating to dividends

-	To reflect the implementation of the Act on Electronic Registration of Stocks, Bonds, Etc. with respect to the closing of the shareholder registry

b-2.	Matters relating to members of the Audit Committee

-	To adjust the minimum number of members of the Audit Committee

-	To reflect the relaxed quorum requirements for appointing members of the Audit Committee through electronic voting

b-3.	Addendum (March 22, 2024)

c.	Appointment of Inside Director*

d.	Appointment of Outside Director for Audit Committee Member*

e.	Remuneration Limit for Directors in 2024

4.	Resolution of Board of Directors

- Date: March 7, 2024

- Attendance of Outside Directors: 4 out of 4 outside directors

*	Details of Directors:

1.	Name: Chuldong Jeong (Inside Director)

1)	Date of birth: May, 1961

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly appointed

6)	Main experience

•	CEO, President of LG Innotek (2018~2023)

•	Head of I&E Materials Business Unit of LG Chemical (2016~2018)

7)	Present position: CEO, President of LG Display (2023~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Chuldong Jeong has served as the CEO of LG Innotek and Head of I&E Materials Business Unit of LG Chemical. In particular, he has worked at LG Display from 2004 to 2016 and he is highly familiar with the Company’s internal affairs through his role as CPO and Production Technology center leader and has a sound understanding of the display industry, therefore, will be able to make positive contributions to the Company as a director.

2.	Name: Doocheol Moon (Outside Director for Audit Committee Member)

1)	Date of birth: November 1967

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Reappointed

6)	Main experience

•	Member of Evaluation Committee, Korea Commission for Corporate Partnership

•	Vice-president, The Korean Association for Government Accounting

7)	Present position: Professor, School of Business, Yonsei University (2007~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Doocheol Moon is an expert in the research fields of accounting and auditing, corporate governance, business ethics, corporate social responsibility and public institutions, and he is expected to make positive contributions in relation to ESG (Environmental, Social and Governance) matters, which have become a key area of focus for business management. As an expert in accounting and finance matters with a wide array of experience, he is reappointed as he is expected to make positive contributions to the Company’s development by advising on the Company’s business generally as well as by utilizing his expertise in financial accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 7, 2024	By: /s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director/Head of IR Division